SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                          ARIAD PHARMACEUTICALS, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.001 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  04033A 10 0
                               -----------------
                                 (CUSIP Number)


                           William K. Hoskins, Esq.
                General Counsel, Hoechst Marion Roussel, Inc.
                      General Counsel, HMR Pharma, Inc.
                           10236 Marion Park Drive
                       Kansas City, Missouri 64137-1405
                                (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 March 18, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                  Page 1 of 14

                           Exhibit Index is at Page 9

CUSIP No.   04033A 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,526,316
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,526,316
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          2,526,316
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                    11.72%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.   04033A 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              HMR Pharma, Inc.
     I.R.S. Identification Number                  43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,526,316
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,526,316
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          2,526,316
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                    11.72%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Ariad Pharmaceuticals, Inc. (the "Issuer"), is filed jointly by Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), to report (i) the acquisition by HMRI of beneficial ownership of shares of common stock of the Issuer and a contingent obligation to acquire additional shares in the future in connection with the formation of a joint venture between HMRI and the Issuer, and (ii) the possible deemed acquisition of indirect beneficial ownership of securities of the Issuer by Pharma due to Pharma's majority beneficial ownership interest in HMRI. The filing of this Statement on behalf of Pharma shall not be construed as an admission that Pharma is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are shares of common stock, par value $.001 per share ("Common Stock"), of Ariad
Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 26 Landsdowne Street, Cambridge, Massachusetts 02139

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"). The principal place of business and principal office of HMRI and Pharma are at 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. The principal business of HMRI is the discovery, development, manufacturing, marketing, and sale of pharmaceuti-cal compounds for the treatment of human diseases. Pharma is a holding company for most of the U.S. pharmaceutical operations of, and a wholly owned subsidiary of, Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"), which is a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Information as to the executive officers and directors of HMRI and Pharma is set forth in Exhibit 99.A hereto. Information as to the executive officers and directors of Hoechst AG is set forth in Exhibit 99.B hereto.

     Pharma owns approximately 98.2% of HMRI's outstanding capital stock and is filing this Schedule solely with respect to its potential deemed indirect beneficial ownership of the Issuer's securities, which is solely incidental to its ownership of HMRI securities. Pharma does not own directly any securities of the Issuer.

     (d) - (e) During the last five years, neither HMRI, Pharma, nor, to their knowledge, Hoechst AG or any of the persons listed in Exhibits 99.A or 99.B hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither HMRI nor Pharma nor, to their knowledge, Hoechst AG or any of the persons listed in Exhibits 99.A or 99.B hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     On March 18, 1997, HMRI purchased 2,526,316 shares (the "Shares") of the Series B Convertible Preferred Stock, par value $.01 per share (Preferred Stock"), of the Issuer for $24,000,000. Each share of Preferred Stock is convertible into one share of Common Stock. The source of funds for the acquisition was the working capital of HMRI. None of such consideration was borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

      HMRI purchased the Shares pursuant to the provisions of a Joint Venture Master Agreement dated March 4, 1997 (the "JV Agreement"), by and between HMRI and the Issuer. The JV Agreement provides for the creation of a Delaware limited liability company, in which HMRI and the Issuer will have equal interests, to be known as the Hoechst-Ariad Genomics Center, LLC (the "Joint Venture"). The purpose of the Joint Venture is to employ state-of-the-art technologies in molecular and cellular genetics and bioinformatics to analyze human genes and identify those that encode novel therapeutic proteins or targets for small-molecule drug discovery. The description of the JV Agreement herein is qualified in its entirety by reference to such agreement, a copy of which is set forth as Exhibit 99.D hereto.

      (a) Under the JV Agreement, the Issuer has the right to require HMRI to purchase additional shares of Preferred Stock in 1999, 2000, 2001, and 2002 for an aggregate of up to $25,000,000, the actual number of shares to be determined in accordance with a predefined pricing formula, but not to exceed an aggregate of 1,800,000 shares. In addition, the Issuer may elect to repay certain loans from HMRI (described in (c) below) in either cash or shares of Preferred Stock.

      (c) The JV Agreement provides for each of HMRI and the Issuer to make an initial capital contribution to the Joint Venture of $625,000, and thereafter to make additional capital contributions on a quarterly basis, in such amounts as they agree are necessary to fund the operating expenses of the Joint Venture. Each additional capital contribution is to be paid one-half by the Issuer and one-half by HMRI (with the sharing percentage subject to adjustment in certain events). The parties have agreed that additional capital contributions will aggregate approximately $85,000,000 through 2002. If any year's operating expenses exceed the minimum capital contribution for such year, HMRI and the Issuer may agree to make supplemental capital contributions to the Joint Venture, one-half payable by each of them, to cover such excess. In any such case, if the Issuer so requests, HMRI has agreed to lend the Issuer funds sufficient to pay the Issuer's portion of such supplemental capital contribution. Any such loan will bear interest and must be repaid no later than March 4, 2003, unless the parties agree to other terms. The JV Agreement also calls for HMRI and the Issuer to license certain proprietary rights and technology to each other and to the Joint Venture, and for the Joint Venture to license certain rights and technology developed under the JV Agreement to HMRI and the Issuer.

      (b), (d)-(j)   Except as specifically set forth in this Schedule,
neither HMRI, Pharma, nor Hoechst AG has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through

(j) of this Item. However, any of such persons may elect to acquire or dispose of securities of the Issuer in the future, depending on its evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to HMRI and its affiliates, prospects for the businesses of HMRI and its affiliates, general economic conditions, money and stock market conditions,and other future developments.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

      (a), (c) On March 18, 1997, HMRI purchased directly from the Issuer 2,526,316 shares of Preferred Stock for a purchase price of $9.50 per share (an aggregate of $24,000,000). The Shares are convertible into Common Stock on a share-for-share basis and represent approximately 11.72 percent of the Issuer's Common Stock outstanding at October 14, 1996, on a fully-diluted basis. Except as may be set forth in any subsequent amendment to this Schedule, neither Hoechst AG nor Pharma, nor any executive officer or director of Hoechst AG, HMRI, or Pharma, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, Pharma, or HMRI. Pharma, which is a wholly-owned subsidiary of Hoechst AG, beneficially owns approximately 98.2% of the outstanding stock of HMRI but does not own any of the Shares and disclaims beneficial ownership thereof.

      (b) HMRI has sole power to vote and to dispose of the Shares. Neither Hoechst AG, Pharma, nor any executive officer or director of either HMRI, Pharma, or Hoechst AG has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares except to the extent that Hoechst AG, Pharma, or any such executive officer or director may be deemed to have any such power by reason of such person's relation-ship to or position with HMRI, Pharma, or Hoechst AG.

      (d)  None.

      (e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------     RESPECT TO SECURITIES OF THE ISSUER.
            ---------------------------------------------------------------

      The JV Agreement provides that the Issuer may require HMRI to purchase additional shares of Preferred Stock (the "Additional Shares") in 1999, 2000, 2001, and 2002 for an aggregate of up to $25,000,000, the actual number of shares to be determined in accordance with a predefined pricing formula, but not to exceed an aggregate of 1,800,000 shares. In addition, the Issuer may elect to repay certain loans from HMRI, as provided for in the JV Agreement, in either cash or shares of Preferred Stock.

     HMRI and the Issuer are parties to a Stock Purchase, Standstill and Registration Rights Agreement dated March 4, 1997 (the "Registration Rights Agreement"), which provides for the Purchase of the Shares and the Additional Shares as well as for certain rights with respect to registration under the Securities Act of 1933, as amended (the "Act"), of shares of Common Stock received upon conversion of the Preferred Stock ("Registrable Securities"). If at any time following the occurrence of a "Restriction Termination Event", the Issuer proposes to register any of its securities under the Act (excluding certain types of registration), either for its own account or for the account of other security holders, the

Issuer has agreed in the Registration Rights Agreement to use its best efforts to include in such registration the Registrable Securities requested to be so included by HMRI, subject to any reduction in the number of shares as may be required by the Issuer's underwriters. In addition, subject to certain conditions, HMRI may require the Issuer, on not more than one occasion, to file a registration statement on Form S-3 under the Act with respect to Registrable Securities having an anticipated aggregate offering price of at least $2,000,000, provided that if any such registration relates to more than five percent of the Issuer's outstanding Common Stock, the shares must be distributed through a firm commitment underwriting. In general, a "Restriction Termination Event" occurs upon termination of the Joint Venture or a change of control of the Issuer.

      The Registration Rights Agreement also provides that, if requested by the Issuer in connection with a public offering of any of the Issuer's securities, HMRI will refrain from selling or disposing of any securities of the Issuer without the consent of the underwriters of the public offering for a period following the effective date of the related registration statement of not more than 180 days, provided that directors and executive officers of the Issuer and other persons having registration rights also agree to such restriction.

      The description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is set forth as Exhibit 99.E hereto.

      Other than the Registration Rights Agreement and the JV Agreement, there are no contracts, arrangements, understandings or relationships between or among HMRI, Pharma, and/or Hoechst AG and any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
-------     ---------------------------------

Exhibit 99.A Information concerning directors and executive officers of HMRI and Pharma

Exhibit 99.B Information concerning directors and executive officers of Hoechst AG

Exhibit 99.C Agreement to File Jointly dated March 28, 1997, by and between HMRI and Pharma

Exhibit 99.D Joint Venture Master Agreement dated March 4, 1997, by and between HMRI and the Issuer

Exhibit 99.E Stock Purchase, Standstill and Registration Rights Agreement dated March 4, 1997, by and between HMRI and the Issuer

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     HOECHST MARION ROUSSEL, INC.



Date: March 28, 1997                 By:  /s/ James P. Mitchum
                                          James P. Mitchum
                                          Vice President and
                                          Chief Financial Officer


                                      HMR PHARMA, INC.



Date: March 28, 1997                 By:  /s/ Rebecca R. Tilden
                                          Rebecca R. Tilden
                                          Vice President and
                                          Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.    Description                                         Page No.
-----------    ------------                                        ---------

   99.A          Information concerning directors and                   10
                 executive officers of HMRI and Pharma

   99.B          Information concerning directors and                   12
                 executive officers of Hoechst AG.

   99.C          Agreement to File Jointly dated March 28,              14
                 1997, by and between HMRI and Pharma

   99.D          Joint Venture Master Agreement dated
                 March 4, 1997, by and between HMRI and
                 the Issuer (to be filed by amendment)

   99.E          Stock Purchase, Standstill and Registration
                 Rights Agreement dated March 4, 1997, by and between HMRI and the Issuer (to be filed by amendment)